Lodestone Biomedical Inc.



ANNUAL REPORT

10 Water Street Suite 265

Lebanon, NH 03766

(617) 686-5517

https://www.lodestonebiomedical.com/

This Annual Report is dated May 16, 2025.

BUSINESS

Company Overview

Lodestone Biomedical develops implantable biosensors, offering cancer researchers an advanced tool to monitor real-time immune responses within tumor environments. By providing continuous, in vivo data on the immune and cancer cell interactions, Lodestone's technology aids researchers in making faster, data-driven decisions, with the potential to accelerate breakthroughs in cancer treatment. Lodestone's preclinical tools have been deployed in research projects funded by organizations such as the NIH and Cancer Research Institute, demonstrating the technology's validation and importance in early-stage cancer research.

Business Model

Lodestone Biomedical provides specialized biosensors and a proprietary reader system to research institutions and pharmaceutical companies. These tools enable researchers to assess treatment responses and tumor dynamics in real-time, supporting drug discovery efforts. The company generates revenue through partnerships and funded research collaborations, aiming to establish direct sales for its biosensors and readers to academic and pharmaceutical research labs in the near future.

Intellectual Property

Lodestone Biomedical's technology is protected by proprietary designs and patents for its biosensor and reader systems. These innovations offer unique, real-time in vivo monitoring capabilities that surpass current methodologies in sensitivity and efficiency, providing a competitive advantage by allowing continuous measurement without harming the research subjects. This intellectual property is designed to position Lodestone at the forefront of preclinical drug discovery tools.

Lodestone has two licensed patents from Dartmouth:

Diamond, S.G., Burke, B.A., Ficko, B.W. Method and apparatus for magnetic susceptibility tomography, magnetoencephalography, and taggant or contrast agent detection. US 9,395,425 B2, published Aug. 6, 2015.

Diamond, S.G., Ficko, B.W. Method and Apparatus for Nonlinear Susceptibility Magnitude Imaging of Magnetic

Nanoparticles. US 9,964,608 B2, published May 08, 2018.

Lodestone has a PCT patent application pending:

Knopke, C, Diamond, S.G. (2022) "Implantable biosensor containing magnetic nanoparticles for in vivo analyte detection." PCT Application No. PCT/US22/79065.

Lodestone has from Dartmouth an exclusive license to make and have made, use, sell, offer for sale, and import Licensed Products, and to perform Licensed Services with Dartmouth retaining rights to use the IP for educational and research purposes. The consideration for this license is a 4% equity stake and payment of past patent costs (all paid up currently).

Corporate History

Lodestone Biomedical Inc. was initially organized as Lodestone Biomedical, LLC, a New Hampshire limited liabilities company on June 17, 2015, and converted to a Delaware corporation on October 18, 2024.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $550,000.00

Use of proceeds: Product research and development

Date: February 28, 2022

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $957,211 compared to $946,111 in fiscal year 2024.

The company generated similar revenue in 2024 by performing increased preclinical research and development on grants and government contracts using its proprietary implantable biosensors and magnetic readers.

Cost of Sales

Cost of Sales for fiscal year 2023 was $0 compared to $85,578 in fiscal year 2024.

The cost of sales was $85,578 for 2024 and zero for 2023 as the Company generated revenue through preclinical research services.

Gross Margins

Gross margins for fiscal year 2023 were $957,211 compared to $860,533 in fiscal year 2024.

Gross margins decreased in 2024 because of increased cost of sales for preclinical research and development services performed on grants and government contracts.

Expenses

Expenses for fiscal year 2023 were $940,236 compared to $701,027 in fiscal year 2024.

Expenses decreased in 2024 because of decreased general and administrative costs while performing preclinical research and development services on grants and government contracts.

Historical results and cash flows:

The Company is currently in the research and development stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because the Company is in the process of developing three additional revenue streams. Past cash was primarily generated through performing research and development on grants and government contracts. Our goal is to generate additional revenue through specialized preclinical research services, sales of implantable biosensors, and sales of magnetic readers.

New transactions:

Lodestone has entered into a transactional agreement with Dartmouth Hitchcock Clinic enabling Lodestone to perform preclinical research experiments utilizing the Dartmouth Hitchcock space and resources for the next two years for a quarterly cost of $25,000.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $74,377.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Note

Amount Owed: $550,000.00

Interest Rate: 5.0%

Maturity Date: December 31, 2025

The Company has entered into several convertible note agreements totaling $550,000 for the purposes of funding operations. The interest on the notes was 5%. The notes have maturity date of December 31, 2025. The notes are convertible into shares of the Company's common stock at a 25% discount during a change of control or qualified financing event.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Solomon Diamond

Solomon Diamond's current primary role is with Dartmouth College. Solomon Diamond currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, President, Board Member, Principal Accounting Officer

Dates of Service: June, 2015 - Present

Responsibilities: Company founder, co-inventor of the core technologies, President and CEO. Directly responsible for oversight and management of all aspects of the Company. Receives an annual salary of $50,000 and holds 7,100,000 Common Stock shares out of 8,500,000 outstanding, working 20 hours a week in these roles.

Other business experience in the past three years:

Employer: Dartmouth College

Title: Associate Professor of Engineering

Dates of Service: July, 2007 - Present

Responsibilities: Regular member of the faculty with tenure. Teach courses in engineering, conduct research in biomedical engineering, and serve as the co-director of the Design Initiative at Dartmouth, working 30 hours a week.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Solomon Diamond

Amount and nature of Beneficial ownership: 7,336,722

Percent of class: 76.82

RELATED PARTY TRANSACTIONS

Name of Entity: Solomon Diamond

Relationship to Company: Officer

Nature / amount of interest in the transaction: Solomon is CEO, Board Member, and shareholder of Lodestone Biomedical.

Material Terms: Solomon has invested $290,000 in aggregate via convertible notes.

Name of Entity: CEO's brother/sister-in laws

Relationship to Company: Family member

Nature / amount of interest in the transaction: The family members are interested in the success of Lodestone.

Material Terms: Solomon's brother/sister-in laws has invested $110,000 in aggregate via convertibles notes.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 840,136 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 12,000,000 with a total of 9,551,145 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 3,000,000 with a total of 400,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Convertible Note

The security will convert into Class a common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $550,000.00

Maturity Date: December 31, 2025

Interest Rate: 5.0%

Discount Rate: 25.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Equity financing of $2,000,000

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the

Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our biosensors. Delays or cost overruns in the development of our biosensors and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. The Chief Executive Officer currently splits time between working for Lodestone Biomedical and another company The CEO and Director of Lodestone Biomedical, Inc., Solomon Diamond, currently splits his time between his role as Director and CEO of Lodestone Biomedical and his position at Dartmouth College. Solomon dedicates approximately 20 hours per week to managing Lodestone Biomedical and 30 hours per week to his responsibilities at Dartmouth. While Solomon is committed to the growth and success of Lodestone Biomedical, there is an inherent risk in investing in a company where the day-to-day operations are led by an individual who is not devoting 100% of their time to the company. Furthermore, Dartmouth College holds a 4% non-voting ownership stake in Lodestone Biomedical and has granted the company exclusive licensing rights to certain patents. While these arrangements provide strategic advantages to the company, they also introduce potential complexities regarding resource allocation and intellectual property. Investors should carefully consider the implications of these circumstances when evaluating an investment in Lodestone Biomedical. The Company has convertible promissory notes that are expected to convert into issuance of additional Class A Common Stock, which will result in dilution of your investment. The Company has issued convertible promissory notes under prior financing agreements sold under Reg D 506(b) that are anticipated to convert soon into Class A Common Stock. The number of shares to be issued upon conversion will depend on a third-party valuation of the Company. This conversion will dilute the equity ownership of current and future investors, including those purchasing Class B Common Stock in this offering. Please refer to the Dilution section of the offering materials for further information.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 16, 2025.

Lodestone Biomedical Inc.

By   /s/ *Solomon G Diamond*

     Name: Lodestone Biomedical Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Solomon Diamond, the Founder/President (Principal Executive Officers) of Lodestone Biomedical Inc., hereby certify that the financial statements of Lodestone Biomedical Inc., and notes thereto for the periods ending December 31, 2024 and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year December 31, 2023, the amounts reported on our tax returns (form 1065) were total income of $961,111; taxable income of $384,805 and total tax of $10,315.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/03/2025 (Date of Execution).

[signature] (Signature)

CEO (Title)

04/04/2025 (Date)

1

FINANCIAL STATEMENTS:

LODESTONE BIOMEDICAL INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 74,377	$ 251,910
Accounts Receivable, net	-	223,878
Prepaids and Other Current Assets	6,270	15,341
Total Current Assets	**80,647**	**491,129**
Right-of-Use Asset	29,928	53,055
Other Assets	-	10,993
Total Assets	$ **110,575**	$ **555,177**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 24,968	$ 1,758
Credit Cards	11,879	-
Current Portion of Convertible Notes	550,000	1,525,000
Accrued Interest on Convertible Notes	-	292,613
Lease Liability, current portion	24,409	14,982
Other Current Liabilities	2,641	4,201
Total Current Liabilities	**613,897**	**1,838,554**
Lease Liability, net of current portion	5,519	31,315
Total Liabilities	**619,416**	**1,869,869**
STOCKHOLDERS' EQUITY		
Common Stock	955	-
Preferred Stock	40	-
Additional Paid in Capital	974,855	-
Retained Earnings/(Accumulated Deficit)	(1,484,691)	(1,314,693)
Total Stockholders' Equity	**(508,841)**	**(1,314,693)**
Total Liabilities and Stockholders' Equity	$ **110,575**	$ **555,177**

See accompanying notes to financial statements.

LODESTONE BIOMEDICAL INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	946,111	$	957,211
Cost of Goods Sold		85,578		-
Gross Profit/ (Loss)		**860,533**		**957,211**
Operating Expenses				
General and Administrative		617,383		797,337
Research and Development		80,040		137,000
Selling and Marketing		3,604		5,898
Total Operating Expenses		**701,027**		**940,235**
Net Operating Income		**159,506**		**16,976**
Interest Expense		293,264		76,250
Other Loss/(Income)		(63,760)		-
Income/(Loss) Before Provision for Income Taxes		**(69,998)**		**(59,274)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	$	**(69,998)**	$	**(59,274)**

See accompanying notes to financial statements.

LODESTONE BIOMEDICAL INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2022		$ -		$ -	$ -	(1,218,749)	**$ (1,218,749)**
Prior Period Adjustment						(36,670)	(36,670)
Net Loss						(59,274)	(59,274)
Balance—December 31, 2023	-	-	-	-	-	$ (1,314,693)	**$ (1,314,693)**
Members' Draw						(100,000)	(100,000)
Conversion from LLC to Corporation- October 17, 2024	8,100,000	810					810
Conversion Of Convertible Notes To Stock	1,451,145	145	400,000	40	974,855		975,040
Net Loss						(69,998)	(69,998)
Balance—December 31, 2024	**9,551,145**	**$ 955**	**400,000**	**$ 40**	**$ 974,855**	**$ (1,484,691)**	**$ (508,841)**

See accompanying notes to financial statements.

LODESTONE BIOMEDICAL INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(69,998)	$	(59,274)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities				
Depreciation of Property				13,504
Accrued Interest on Convertible Notes (Non-Cash Accrual)		-		76,250
Non-Cash Lease Expense		6,758		(18,591)
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		223,878		20,400
Prepaids and Other Current Assets		9,071		4,885
Accounts Payable		23,210		(23,666)
Credit Cards		11,879		-
Other Current Liabilities		(1,560)		(2,476)
Other Asset		10,993		-
RNB Capital LLC				(29,101)
Accrued Interest on Convertible Notes (Cash Outflow)		(292,614)		
Net Cash Used In Operating Activities		**(78,383)**		**(18,070)**
CASH FLOW FROM INVESTING ACTIVITIES				
Fixed Assets, Net				(3,388)
Net Cash Used in Investing Activities		**-**		**(3,388)**
				-
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		850		
Members' Draw		(100,000)		-
Net Cash Used in Financing Activities		**(99,150)**		**-**
Change in Cash & Cash Equivalents		**(177,533)**		**(21,458)**
Cash & Cash Equivalents —Beginning of The Year		251,910		273,369
Cash & Cash Equivalents—End of The Year	$	**74,377**	$	**251,910**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	292,614	$	-
OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Issuance of Equity in Return for Note		975,850		
Issuance of Equity in Return for Accrued Payroll and Other Liabilities				

See accompanying notes to financial statement

NOTE 1 – NATURE OF OPERATIONS

Lodestone Biomedical, Inc. was originally formed as Lodestone Biomedical, LLC as a New Hampshire LLC on June 17, 2015 and converted to Lodestone Biomedical, Inc. ("the Company"), a Delaware C-Corp on October 18, 2024. The financial statements of Lodestone Biomedical, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Lebanon, New Hampshire.

Lodestone Biomedical LLC develops magnetic nanoparticle imaging systems aimed at enhancing cancer research. Their benchtop Nanoparticle Characterization System (NCS) provides quantitative characterization of magnetic nanoparticles in complex field patterns. This multi-coil spectrometer is capable of analyzing the magnetic particle response of Lodestone's biosensors in the in vitro setting. Additionally, Lodestone offers implantable biosensors for real-time, in vivo monitoring of immune responses in tumors with the Immune Response Indication System (IRIS) Small Animal Spectrometer (SAS) to facilitate early-stage drug discovery research. The Company earns revenue by performing preclinical research and development on grants and government contracts using its proprietary implantable biosensors and magnetic readers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the

7

use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from by performing preclinical research and development on grants and government contracts using its proprietary implantable biosensors and magnetic readers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New Hampshire state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

<u>*Convertible Note*</u>
The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
A specific lender	$ 200,000	5.00%	07/06/2017	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 200,000	$ -	$ 200,000
A specific lender	$ 100,000	5.00%	07/06/2017	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 100,000	$ -	$ 100,000
A specific lender	$ 35,000	5.00%	07/06/2017	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 35,000	$ -	$ 35,000
A specific lender	$ 100,000	5.00%	07/06/2017	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 100,000	$ -	$ 100,000
A specific lender	$ 25,000	5.00%	07/06/2017	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 25,000	$ -	$ 25,000
A specific lender	$ 40,000	5.00%	07/06/2017	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 40,000	$ -	$ 40,000
A specific lender	$ 50,000	5.00%	07/06/2017	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 50,000	$ -	$ 50,000
A specific lender	$ 200,000	5.00%	04/11/2019	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 200,000	$ -	$ 200,000
A specific lender	$ 15,000	5.00%	04/11/2019	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 15,000	$ -	$ 15,000
A specific lender	$ 60,000	5.00%	06/06/2019	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 60,000	$ -	$ 60,000
A specific lender	$ 30,000	5.00%	03/17/2020	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 30,000	$ -	$ 30,000
A specific lender	$ 50,000	5.00%	03/17/2020	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 50,000	$ -	$ 50,000
A specific lender	$ 30,000	5.00%	03/17/2020	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 30,000	$ -	$ 30,000
A specific lender	$ 40,000	5.00%	04/18/2020	Converted into Equity on December 31, 2024	$ -	$ -	$ -	$ 40,000	$ -	$ 40,000
A specific lender	$ 125,000	5.00%	12/01/2021	12/31/2025	$ 125,000	$ -	$ 125,000	$ 125,000	$ -	$ 125,000
A specific lender	$ 25,000	5.00%	12/01/2021	12/31/2025	$ 25,000	$ -	$ 25,000	$ 25,000	$ -	$ 25,000
A specific lender	$ 200,000	5.00%	12/01/2021	12/31/2025	$ 200,000	$ -	$ 200,000	$ 200,000	$ -	$ 200,000
A specific lender	$ 30,000	5.00%	12/01/2021	12/31/2025	$ 30,000	$ -	$ 30,000	$ 30,000	$ -	$ 30,000
A specific lender	$ 10,000	5.00%	12/01/2021	12/31/2025	$ 10,000	$ -	$ 10,000	$ 10,000	$ -	$ 10,000
A specific lender	$ 60,000	5.00%	12/01/2021	12/31/2025	$ 60,000	$ -	$ 60,000	$ 60,000	$ -	$ 60,000
A specific lender	$ 100,000	5.00%	02/28/2022	12/31/2025	$ 100,000	$ -	$ 100,000	$ 100,000	$ -	$ 100,000
Total	**$ 1,525,000**				**$ 550,000**	**$ -**	**$ 550,000**	**$ 1,525,000**	**$ -**	**$ 1,525,000**

Upon the occurrence of a Qualified Financing (typically defined as the next equity financing meeting a specific threshold), the outstanding principal and accrued interest of the Note will automatically convert into equity at a conversion price equal to the lower of: a) A discounted price (e.g., 80% of the price per share of the new financing round) b) A valuation cap price, if applicable. This conversion is typically structured to provide investors with a discount to the price paid by new investors in the financing round. If the Note reaches maturity and has not yet converted, the Company may elect to convert the outstanding amount into equity at a price based on a pre-specified valuation cap or other terms agreed upon in the Note agreement. If the Company does not elect to convert, repayment may be required. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

Leases

The Company has an operating leases for business premises, The Company's leases have terms maturing through 2027. Monthly payments range from $885 to $1029.73 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024 and 2023 were 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024 are as follows:

As of December 31,	2024
2025	$ 12,357
2026	12,357
2027	7,208
2028	-
Thereafter	
Present Value Discount	(1,994)
Total	**$ 29,928**

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock Class A

We have authorized the issuance of 12,000,000 shares of our Class A common stock with par value of $0.0001. As of December 31, 2024, the company has currently issued 9,551,145 shares of our Class A common stock.

Common Stock Class B

We have authorized the issuance of 3,000,000 shares of our Class B common stock with par value of $0.0001. As of December 31, 2024, the company has currently issued 400,000 shares of our Class A common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2024, the Company engaged in several related party transactions involving its directors and their relatives:

- The founder and President, Solomon Diamond, has invested a total of $290,000 through convertible notes. As of December 31, 2024, $125,000 remains outstanding, while the remaining $165,000 has been converted into equity.
- The CEO's brother and sister-in-law collectively invested $110,000 through convertible notes, all of which were converted into equity as of December 31, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2014 through March 28, 2025, the issuance date of these financial statements.

The Company has a live crowdfunding campaign under Regulation CrowdFunding with StartEngine as its registered platform. The Company is offering Class B common stock at an offering price of $1.47 per share with a pre-money valuation of $12,495,000. As of March 28, 2025, the date these financial statements were available to be issued, the Company has raised gross proceeds of $202,849.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

NOTE 8 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2024, the Company reported an operating cash flow loss of $78,383 and liquid assets of $74,377 in cash—equivalent to less than a year's worth of cash reserves. Additionally, the Company carries a significant amount of current liabilities, primarily related to convertible notes. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Solomon G Diamond, Principal Executive Officer of Lodestone Biomedical Inc., hereby certify that the financial statements of Lodestone Biomedical Inc. included in this Report are true and complete in all material respects.

Solomon G Diamond

CEO